File No. 70-9703

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                ------------------------------------------------

                                   FORM U-1/A

                               AMENDMENT NO. 3 TO

                                   DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                ------------------------------------------------

                               VECTREN CORPORATION

                          VECTREN UTILITY HOLDINGS INC.
                              20 N.W. Fourth Street

                               Post Office Box 209

                         Evansville, Indiana 47702-0209

              (Names of company or companies filing this statement
                  and addresses of principal executive offices)
                ------------------------------------------------

                                 Not applicable

                (Name of top registered holding company parent of
                          each applicant or declarant)
                ------------------------------------------------

                               Ronald E. Christian

              Senior Vice President, General Counsel and Secretary

                               Vectren Corporation

                               Post Office Box 209

                         Evansville, Indiana 47702-0209

                     (Name and address of agent for service)
                 -----------------------------------------------

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The  Commission  is  requested  to  send  copies  of  all  notices,  orders  and communications in connection with this application to:

                               Joanne C. Rutkowski
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                          1875 Connecticut Avenue, N.W.

                             Washington, D.C. 20009

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                                TABLE OF CONTENTS

Item 1. Description of Proposed Transactions

     A. Introduction
     B. Description of the Companies
        1. Vectren Corporation
        2. The Dayton Power & Light Company
     C. The Proposed Transactions
        1. The Intermediate Holdco
        2. Acquisition of the DP&L Assets
     D. Utility Regulation

Item 2. Fees, Commissions and Expenses

Item 3. Statutory Analysis

     A. Applicable Statutory Provisions
     B. Legal Analysis
        1. Section 10(b)(1)
        2. Section 10(b)(2)
        3. Section 10(b)(3)
        4. Section 10(c)(1)
        5. Section 10(c)(2)
        6. Section 10(f)
        7. Section 3(a)(1)

Item 4. Regulatory Approvals

     A. Antitrust
     B. FERC
     C. State Regulation

Item 5. Procedure

Item 6. Exhibits and Financial Statements

     A. Exhibits
     B. Financial Statements


Item 7. Information as to Environmental Effects

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     ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

     This Pre-Effective Amendment No. 3 amends in its entirety the Form U-1 that was filed with the Securities and Exchange Commission on June 16, 2000, and amended on June 20, 2000 and October 4, 2000.

     A. Introduction.

     Vectren Corporation ("Vectren") is seeking approval under the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act") in connection with: (i) the formation of an intermediate holding company over its public-utility subsidiaries and (ii) the indirect acquisition, through the Intermediate Holdco, of a public utility company that will hold certain of the natural gas distribution assets of The Dayton Power & Light Company ("DP&L") (collectively, the "Transactions"). Vectren is a recently created Indiana public utility holding company that claims exemption from registration pursuant to Rule 2 under Section 3(a)(1) of the Act. Following completion of the Transactions, Vectren and the intermediate holding company will qualify as exempt intrastate holding companies and so ask the Commission to issue an order granting them exemptions under Section 3(a)(1) of the Act.

     B. Description of the Companies

     1. Vectren

     Vectren was formed on March 31, 2000 from the combination of Indiana Energy, Inc. and SIGCORP, Inc. Vectren Corporation, Holding Co. Act Release No. 27150 (March 8, 2000) (the "March Order"). Through its public-utility subsidiary companies, Southern Indiana Gas and Electric Company ("SIGECO"), Community Natural Gas Company, Inc. ("Community") and Indiana Gas Company, Inc. ("Indiana Gas"), Vectren provides electric and/or gas utility service to customers in Southern and Central Indiana

     Indiana Gas provides gas distribution service to approximately 510,000 customers in Indiana. For the twelve months ending June 30, 2000, Indiana Gas had operating revenues of approximately $455.7 million and assets of approximately $698.3 million.

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     The  properties  of  Indiana  Gas  used  for the  production,  storage  and distribution of gas are located solely within the state of Indiana, except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana, by means of which gas is transported to Indiana for sale or transportation by Indiana Gas to ultimate customers in Indiana. Indiana Gas purchases approximately 50% of its total system gas supply requirements from the Gulf Coast production basin, and approximately 48% from production in the Mid-Continent basin. The interstate pipelines that transport pipeline supplies to the Indiana Gas service territory include ANR Pipeline Company ("ANR"), CMS Panhandle Eastern Pipeline Company, Texas Eastern Transmission Company, Texas Gas Transmission Corporation and Midwestern Gas Transmission Company (via ANR).

     SIGECO provides electric distribution service at retail to approximately 126,000 customers and retail gas distribution to approximately 107,000 customers in Indiana. In 1999, SIGECO had operating revenues of approximately $385.5 million and assets of approximately $878.4 million. SIGECO's gas utility operations are located in a single contiguous area in southwestern Indiana. SIGECO purchases nearly 100% of its system supply gas requirements from the Gulf Coast production basin, particularly in the on-shore and offshore Texas and Louisiana producing regions. SIGECO has contracted for firm transmission capacity on five interstate gas pipelines: Texas Gas Transmission Corporation, Midwestern Gas Transmission Company, Tennessee Gas Pipeline Company, ANR Gas Pipeline Company and Texas Eastern Transmission Corporation.

     Vectren also owns approximately 33% of the outstanding common stock of Community, a small Indiana gas distribution company. Community has several service territories in southwestern Indiana that are adjacent to or near the gas service territory of SIGECO. Community has 6,638 natural gas customers and approximately 470 miles of distribution mains.

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     In the March  Order,  the  Commission  found  "substantial"  evidence  that
Indiana Gas, SIGECO and Community share a common source of supply, within the meaning of Section 2(a)(29)(B), in that the utilities "derive their gas supply predominantly from the Gulf Coast production basin." The Commission further found that the SIGECO electric operations constitute an integrated electric utility system within the meaning of Section 2(a)(29)(A) and, further, that there is "de facto integration" of the Vectren electric and gas systems.

     Vectren owns a number of additional non-utility subsidiaries that are described in Appendix A.

     2. DP&L

     DP&L is a wholly owned subsidiary of DPL, Inc., a public utility holding company that claims exemption from registration pursuant to Rule 2 under Section 3(a)(1). DP&L provides electric and gas service to customers in west central Ohio. For the twelve months ended June 30, 2000, DP&L had approximately $219.4 million of gross operating revenues from its gas utility operations and approximately $425 million in gas assets as of June 30, 2000. Of interest here, DP&L provides retail gas distribution to approximately 300,000 customers. Under DP&L's operation, the gas assets were supported by long-term firm pipeline transportation agreements with ANR Gas Pipeline Company, Texas Gas Transmission Corporation, CMS Panhandle Eastern Pipe Line Company, Columbia Gas Transmission Corporation and Columbia Gulf Transmission Corporation. Along with firm transportation services, DP&L has approximately 14 billion cubic feet of firm storage service with various pipelines.

     In addition, DP&L is interconnected with CNG Transmission Corporation. Interconnections with interstate pipelines provide DP&L the opportunity to purchase competitively priced natural gas supplies and pipeline services. DP&L purchases its natural gas supplies using a portfolio approach that minimizes price risks and ensures sufficient firm supplies at peak demand times. The

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portfolio consists of long-term, short-term and spot supply agreements. In 1999, firm agreements provided approximately 60% of total supply, with the remaining supplies purchased on a spot/short-term basis. DP&L purchases the vast majority of its total system gas supply requirements at the Lebanon Hub, through the Gulf Coast production basin, the Mid-Continent basin and the Appalachian basin.

     DP&L interstate pipeline contracts that are used in connection with the operation of the gas assets will be transferred to Vectren as part of the asset acquisition. The existing DP&L commodity purchase contracts will not be transferred to Vectren. Instead, Vectren will access commodity through the use of transferred transportation contracts from the same sources that historically have been available to DP&L.

     C. The Proposed Transactions

     1. Intermediate Holdco

     Vectren has established a new Indiana subsidiary, Vectren Utility Holdings, Inc. ("VUHI") that will serve as the intermediate holding company for Vectren's utility interests. Vectren will contribute the common stock of its public-utility subsidiary companies to VUHI, which will qualify for exemption under Section 3(a)(1) of the Act. By order dated August 16, 2000, the FERC approved the formation of the Intermediate Holdco. Southern Indiana Gas & Electric Co., FERC Docket No. EC00-113-000 (a copy of the order is attached as Exhibit D-2.2).

     2. Acquisition of the DP&L Assets

     Vectren and one of its subsidiaries, Vectren Energy Delivery of Ohio, Inc. (formerly Number-3CHK, Inc.) (referred to here as "OhioCo") have entered into an agreement to purchase certain of the natural gas distribution assets of DP&L (the "DP&L Assets") for a purchase price of approximately $425 million. Vectren proposes to acquire the DP&L Assets as a tenancy in common through two separate subsidiaries: Indiana Gas will acquire an approximately 47% ownership interest

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in the DP&L  Assets and OhioCo  will  acquire the  remaining  approximately  53%
ownership interest in the DP&L Assets. OhioCo will be the operator of DP&L Assets. Because Ohio law requires domestic incorporation of any entity providing utility services in Ohio, to ensure that it complies with Ohio law, Indiana Gas has incorporated under Ohio, as well as Indiana, law.

     D. Utility Regulation

     Indiana Gas, SIGECO and Community are subject to broad regulation as to rates and other matters, including affiliate transactions, by the Indiana Utility Regulatory Commission ("Indiana Commission"). After the acquisition of the DP&L Assets, the gas distribution system jointly owned by OhioCo and Indiana Gas (the "Ohio System") will be subject to broad regulation as to rates and other matters by The Public Utilities Commission of Ohio ("Ohio Commission").

     By order dated July 11, 2000, the Ohio Commission authorized OhioCo and Indiana Gas to acquire the DP&L Assets. Vectren Energy of Ohio, Inc., Case No. 00-524-GA-ATR (the "Ohio Order") (a copy of the Ohio Order is attached hereto as Exhibit D-1.3). In approving the acquisition, the Ohio Commission expressly noted that the transaction structure was intended to help Vectren maintain its exempt status. Of interest here, the Ohio Order notes:

          On June 8, 2000, joint petitioners filed a supplement to the joint petition. Since the filing of the joint petition, Vectren and IGC consulted with the SEC staff. Pursuant to that consultation, Vectren and IGC intend to proceed with the acquisition of the DP&L gas assets pursuant to the following structure: 1) [OhioCo] will acquire an approximate 53 percent ownership interest in the gas assets, and IGC will acquire an approximate 47 percent ownership interest in the DP&L gas assets; 2) Vectren will be the operator of the DP&L gas assets and IGC has now incorporated under Ohio law; 3) the DP&L gas assets to be jointly owned by [OhioCo] and IGC will be operationally combined so that effectively they will be operated in Ohio by Vectren as a single entity; and 4) the combined enterprise will maintain a single tariff applicable to Ohio customers and provide gas service to customers in the name of Vectren. To effectuate the operational combination, joint petitioners request that the Commission provide accounting authority

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          sufficient in all respects for Vectren to maintain such books,  system of accounts, depreciation reserve or fund, and any other records as [OhioCo] and IGC may reasonably require to lawfully own, operate, and maintain the DP&L gas assets in accordance with Title 49, Revised Code, as well as all other applicable laws and regulations.

In approving the acquisition, the Ohio Commission found that:

          The proposed transaction is reasonable, will not adversely affect the public utility company's customers, is in the public interest, and should be approved. * * * We find that our jurisdiction and authority over the rates, services, and operations of the owner of the DP&L gas assets will not change due to the proposed transaction. Moreover, we find that it will not impair our ability to protect ratepayers. The Commission is satisfied that the potential transfer of ownership interest in DP&L's gas assets will not impair the quality of service presently provided to customers of the public utility, and that Vectren has the ability to operationally manage the gas assets. We note that Vectren has made a commitment to hire a significant number of present DP&L employees who operate the gas distribution system and such can ensure the provision of just and reasonable service. We also find that IGC has sufficiently demonstrated the requisite experience and capabilities to operate and manage gas assets in Indiana, where it operates a gas utility serving some 500,000 customers and is considered by the Indiana Regulatory Commission to have solid management, finances and operations.

By letter dated September 7, 2000 (the "Indiana Letter"), the Indiana Commission similarly advised the SEC that:

          the [Indiana] Commission believes that it has the jurisdiction to monitor the activities of Indiana Gas to ensure that cross-subsidization between Indiana Gas and [OhioCo] or any other affiliate does not occur.

               The foregoing opinion is given with the understanding that Vectren's Indiana and Ohio utility businesses will be separately operated and that Indiana Gas and [OhioCo] will not be merged into a single company. * * *

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               Finally,  the [Indiana]  Commission  advised that Indiana Gas has operated in Indiana as a gas utility continuously since 1945 and under our regulatory purview.

A copy of the Indiana Letter is attached as Exhibit D-1.4.

     SIGECO's electric operations are subject to the jurisdiction of the FERC under the Federal Power Act with respect to wholesale electric rates and other matters. ProLiance Energy, LLC is also subject to the jurisdiction of the FERC under the Federal Power Act, as a marketer of electric power. The gas distribution operations of Indiana Gas, SIGECO and OhioCo are covered by the Hinshaw Amendment and thus exempt from regulation by the FERC under sections 1(b) and 1(c) of the Natural Gas Act. Moreover, that portion of Indiana Gas' system that extends into Kentucky solely for the purpose of interconnecting with the pipeline of Texas Gas Transmission Corporation is subject to a certificate issued by the FERC under Section 7f of the Natural Gas Act.

     Following the acquisition, the Ohio System will be covered by the Hinshaw Amendment to the Natural Gas Act and thus exempt from FERC regulation pursuant to Section 1(c) of that act. The Ohio System will be subject to comprehensive rate regulation by the Ohio Commission. In addition, the costs of purchased gas charged to customers through adjustment clauses in the Ohio System's rate schedules will be subject to periodic audits by, and proceedings before, the Ohio Commission.

     The transportation of natural gas to eligible end-use customers through the Ohio System will be provided on an open-access, non-discriminatory basis, overseen by the Ohio Commission which establishes guidelines for pricing, terms and conditions for such service.

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     As a public utility under Ohio law, the Ohio System will also be subject to regulation by the Ohio Commission as to: (1) record keeping and accounting, including depreciation rates; (2) abandonment of utility facilities; (3) service quality and safety; (4) issuances of stocks, bonds, notes and other securities; and (5) mergers and certain acquisitions and leases with other public utilities. The Ohio Commission requires Ohio public utilities to file various reports and other information with the Ohio Commission on a periodic basis, including an annual report containing information regarding their utility operations and results.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the transactions contemplated herein, are estimated to be approximately $4.3 million.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

     A. Applicable Provisions

     The acquisition by VUHI of the securities of the Vectren public-utility subsidiary companies, including OhioCo, and the indirect acquisition by Vectren of OhioCo are subject to Sections 9 and 10 of the Act.

     B. Legal Analysis

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person to acquire directly or indirectly any security of any public utility company if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." As a result of the proposed Transactions, Vectren and VUHI will be affiliates of Indiana Gas, SIGECO, Community and OhioCo. The statutory standards to be considered by the Commission in evaluating the proposed Transactions are set forth in Section 10 of the Act. As set forth

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more fully below, the Transactions comply with all of the applicable  provisions of Section 10 and, so, should be approved.

     1. Section 10(b)(1).

     Section 10(b)(1) precludes approval of an acquisition that "will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers."

     a. Interlocking Relationships.

     By its nature, any acquisition results in new links between theretofore unrelated companies. Cf. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15,
1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (stating that interlocking relationships are necessary to integrate two merging entities). While it is contemplated that there will be some overlap between the Vectren Board of Directors, on the one hand, and the boards of VUHI and OhioCo, on the other, interlocking boards are typical of wholly-owned subsidiaries and necessary to integrate VUHI and OhioCo into the Vectren system. The interlocks, therefore, will be in the public interest and the interests of investors and consumers, and thus not prohibited by Section 10(b)(1).

     b. Concentration of Control.

     Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create

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"the type of  structures  and  combinations  at which  the Act was  specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968).

     In the March Order, the Commission found that the Vectren system did not involve "the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers." The proposed Transactions will not affect the scope or provision of services in Indiana. While the acquisition of the DP&L Assets will result in subsidiaries of Vectren (Indiana Gas and OhioCo) owning a gas utility system in Ohio, it must be noted that Vectren will serve approximately 308,000 customers, only approximately 9% of the total natural gas customers in Ohio. In the combined region of Indiana and Ohio, Vectren's utility companies will serve only approximately 19% of natural gas customers. In comparison to those of other utilities, Vectren's presence will not threaten competition.

     The competitive effects of the proposed Transactions will also be considered by other regulators. See, e.g., Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990) (finding that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers"). The creation of the Intermediate Holding Company has been approved by the FERC under Section 203 of the Federal Power Act. Notification and Report Forms were filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. ss.1311 et seq.
(1996), describing the competitive impact of the acquisition of the DP&L Assets. Thereafter, the Antitrust Division issued second requests to Vectren and DP&L. After Vectren and DP&L responded to the requests, the Antitrust Division closed its investigation.

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     For  these  reasons,  the  proposed  Transactions  will  not  "tend  toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

     2. Section 10(b)(2)

     Section  10(b)(2)   requires  the  Commission  to  determine   whether  the
consideration Vectren will give DP&L for the gas assets is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets being acquired. The determination of the acquiror of the DP&L Assets was made as a result of an auction process, conducted by an investment banking firm. There were multiple participants in that process and the resulting price and terms and conditions for the acquisition are the product of arms'-length negotiations between the buyer and seller.

     In light of this evidence, Vectren believes that the consideration for the acquisition bears a fair relationship to the sums invested in and the earning capacity of the DP&L Assets.

     Further, Vectren believes that the estimated fees and expenses in this matter bear a fair relation to the value of the DP&L Assets and the strategic benefits to be achieved by the Transaction, and further that the fees and expenses are fair and reasonable. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). The total estimated fees and expenses of $4.2 million represent less that 1% of the value of the consideration Vectren will pay for the DP&L Assets, and are consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented

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approximately 1.7% of the value of the consideration paid to the shareholders of
Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).

     3. Section 10(b)(3).

     Section 10(b)(3) requires the Commission to determine whether a proposed acquisition will unduly complicate the acquirer's capital structure or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the resulting system.

     The proposed Transactions will not unduly complicate the capital structure of Vectren or its subsidiaries. The proposed Transactions do not involve the creation of any minority interests nor will the existing senior debt and senior equity securities of Vectren be affected by the merger. As demonstrated below, post-transactions, Vectren and each of its utility subsidiaries will continue to fall within the seventy-to-thirty percent debt-to-common equity ratio generally prescribed by the Commission. See, e.g., National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000). Vectren provides projected debt ratios in Exhibit J-2.

     Section 10(b)(3) also directs the Commission to consider whether an acquisition will be detrimental to the public interest or the interest of investors or consumers, or the proper functioning of the resulting holding company system. In this matter, the creation of the Intermediate Holdco will serve to further integrate the operations of the Vectren utilities, within the meaning of the Act, and to provide an additional degree of structural separation and protection for those companies. Nor will the acquisition of the DP&L Assets be detrimental to the protected interests or to the proper functioning of the resulting holding company system. As a practical matter, OhioCo will operate the Ohio System on its own behalf and on behalf of Indiana Gas. The DP&L Assets will be operationally combined so that the Ohio customers will perceive that they are served by a single entity that will do business under the name of the OhioCo.

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Moreover,  for Ohio  regulatory  purposes,  the Ohio System will be treated as a single entity that is being operated by OhioCo. Vectren's predecessor, Indiana Energy, Inc., successfully employed a similar model for the past ten years with Richmond Gas Corporation and Terre Haute Gas Corporation, which were separate subsidiaries of Indiana Gas, but which were operationally combined for service and regulatory purposes. Perhaps more importantly, this structure has been expressly approved by the Ohio Commission, the agency that is most directly responsible for the protection of Ohio utility consumers.

     4. Section 10(c)(1)

     Under this section, the Commission cannot approve "an acquisition of securities, or of any other interest, which is unlawful under the provisions of
Section 8 or is detrimental to the carrying out of the provisions of Section 11." Section 8, which governs the combination of electric and gas operations, does not apply to the instant Transactions. Section 11, which again is directed to registered rather than exempt holding companies, stands for the principle that a registered holding company should be generally limited to a single integrated public-utility system.

     As noted above, the Commission in the March Order found that Vectren comprised an integrated electric utility system and an integrated gas utility system and, further, that there was "de facto" integration of the gas and electric systems. The creation of the intermediate holding company will not affect the integration of the underlying utility systems. The question, then, for the Commission is whether the DP&L Assets, together with Vectren's existing gas operations, will constitute a single, integrated gas-utility system within the meaning of the Act.

     Section 2(a)(29)(A) defines an integrated public utility system with respect to gas utility companies as:

          a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The DP&L Assets are located in a single area that is adjacent to, and contiguous with, the service territory of the existing Vectren gas operations. Further, the DP&L Assets and the Vectren gas operations derive their gas from common sources of supply, as established above in the discussion regarding common basins and common interstate pipeline systems that deliver commodity to the respective utilities. See NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999) ("NIPSCO") (finding integration between Indiana and Massachusetts utility companies based upon coordinated gas supply departments, obtaining gas from common basins and using trading hubs).

     The DP&L Assets will be included in Vectren's on-going process of consolidating and integrating the operating departments, as well as the administrative functions, of its utility subsidiaries. The first phase of the consolidation of the service dispatching function has been announced. Vectren is planning full integration of operating departments such as corporate engineering, gas control, gas system design, sales and marketing into a single organizational framework. Corporate and administrative functions will also be integrated and centralized. These functions include planning and forecasting, budgeting, tax, investor relations, treasury, human resources, corporate communications and accounting. Ultimately, other customer services such as billing, call center and collections are expected to be centralized as well.

     5. Section 10(c)(2)

     The standards of Section 10(c)(2) are satisfied because the Transactions will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by that section of the Act.

     The Commission has previously found that the creation of a holding company results in financial and organizational benefits for the utility system. WPL Holdings, Inc., Holding Co. Act Release No. 25377 (Sept. 18, 1991); see also Chevron Corp., Holding Co. Act Release No. 27122 (Dec. 27, 1999); Roanoke Gas Co., Holding Co. Act Release No. 26996 (April 1, 1999); BEC Energy, Holding Co. Act Release No. 26874 (May 15, 1998); Western Resources, Inc., Holding Co. Act Release No. 26783 (Nov. 24, 1997).

     With respect to the acquisition of the DPL Assets, the Transaction will result in benefits to investors, consumers and the public interest. The transaction represents an opportunity for growth. The DP&L Assets are a logical fit in that they are geographically close to Vectren's existing utility operations, and, thus, there will be enhanced economies of scale from the provision of common support to the Vectren public-utility subsidiary companies. In addition, the overlap of interstate pipeline suppliers and common supply basins will create opportunities for synergies in the gas cost area. Because this matter involves an asset transaction and not the sale of the DP&L business as such, relatively few corporate personnel are being transferred to the buyer, since they will continue to be needed to serve DP&L's continuing electric utility operations. Opportunities for savings will thus arise as Vectren's existing personnel expand their duties and responsibilities by working on behalf of the Ohio System. Further, there will be savings and efficiencies associated with the acquisition itself, both in financial and operational terms, as the DP&L Assets are fully integrated into the Vectren system. Among other things, Vectren's larger scale, both in financial and operational terms, will enhance the utilities' ability to utilize new developments in technology and information systems.

     Although some of the anticipated benefits are strategic and will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) are met. National Grid Group plc, supra; see American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978). The

Commission has recognized that potential benefits are entitled to be considered, regardless of whether they can be precisely estimated: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even where these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See also Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential, but unquantifiable, savings).

     6. Section 10(f)

     Section 10(f) provides that:

          The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to carrying out the provisions of section 11.

The Ohio Commission is the sole state regulator with jurisdiction over the proposed acquisition of the DP&L Assets. As explained in Item 4, below, Vectren has received the necessary approval under Ohio law. No state approval is required for the formation of VUHI.

     7. Section 3(a)(1)

     Following the proposed Acquisition, both VECTREN and VUHI will be holding companies within the meaning of Section 2(a)(7) of the Act. As such they will be required to register with the Commission , and comply with the various requirements for registered holding companies, unless they are able to qualify for exemption. Section 3(a)(1) provides a presumptive exemption from registration under the 1935 Act if:

          such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single state in which such holding company and every such subsidiary company are organized.

In other words, the objective requirements of Section 3(a)(1) are that the holding company and each of its (a) "material" public utility subsidiaries be,
(b) "predominantly" intrastate in character and carry on its business "substantially" in a single state in which the holding company and the material subsidiaries are organized. If an applicant satisfies the objective requirements of the statute, Section 3(a) directs the Commission to grant an exemption, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers." For the reasons set forth herein, Vectren and VUHI, and each of their material utility subsidiaries, will be predominantly intrastate in character and carry on their business substantially in Indiana.

     Although the statute speaks of "income," the Commission has traditionally considered a wide range of numerical factors and, in practice, given the greatest deference to revenues in determining materiality. In NIPSCO, the Commission also determined that it was appropriate to consider "operating margin" or "net operating revenues," which are defined as gross revenues minus costs of purchased gas for retail gas distribution and the cost of fuel for electric generation, when considering combination gas and electric systems.
Here, as in NIPSCO, the netting out of fuel costs is necessary to avoid overstating the size, and therefore materiality, of the acquired company. The Commission has explained: "This is because pass-through costs represent a much larger part of revenues in the gas business than in the electric business." AES Corporation, Holding Co. Act Release No. 27063 (Aug. 20, 1999).

     a. Materiality of Utility Subsidiaries

     In NIPSCO, the Commission found that an out-of-state utility subsidiary which contributed the following percentages of the consolidated holding company figures would not be material for purposes of Section 3(a)(1):




                Measure                          NIPSCO Range of Values

Gross Operating Revenues                             16.0-16.2%
Operating Margin                                     10.8-11.2%
Utility Operating Income                               7.1-8.7%

In the instant matter, VECTREN, VUHI and the utility subsidiaries other than OhioCo will continue to be incorporated in Indiana. For purposes of analysis under Section 3(a)(1), the only out-of-state utility will be OhioCo., which would have contributed the following revenues, margin and income on a pro-forma basis for 1999:1

-----------

1/ Although Indiana Gas will be an Ohio, as well as an Indiana, utility, it is treated as an Indiana utility for purposes of the analysis under Section 3(a)(1). This approach is consistent with that approved by the Commission in KU Energy Corp., Holding Co. Act Release No. 25409 (Nov. 13, 1991). In that matter, Kentucky Utilities Company, a Kentucky public-utility company and exempt holding company, merged with its Virginia subsidiary public-utility company. Kentucky Utilities then incorporated in Virginia, as well as in Kentucky, in order to satisfy the requirements of Virginia law. For purposes of analysis under Section 3(a)(1), Kentucky Utilities was treated as a Kentucky utility. See discussion infra.

----------


                Measure                               OhioCo Values

Gross Operating Revenues                                   11.3%
Operating Margin                                            8.8%
Utility Operating Income                                   10.9%

The OhioCo contributions fall within the range of acceptable values under NIPSCO for both gross operating revenues and operating margin. While utility operating income is higher than that considered in NIPSCO, it is within the 10% to 12% range generally considered the bright-line limit on contributions by immaterial subsidiaries and so, neither VECTREN nor VUHI will have any "material" out-of-state public-utility subsidiary companies.

     b. Predominantly and Substantially Intrastate

     In NIPSCO, the Commission found the "predominantly and substantially" standard satisfied where the out-of-state utility operations represented no more than the following percentage of total utility operations:


                Measure                          NIPSCO Range of Values


Gross Operating Revenues                                  19.2-19.8%
Operating Margin                                          13.0-13.7%
Utility Operating Income                                   8.7-11.1%

Under the language of the statute, the "predominantly and substantially" test must be applied both, on a consolidated basis, to the holding company and, on a corporate basis, to each material utility subsidiary. In the instant matter, the out-of-state utility operations of VECTREN and VUHI, on a pro forma basis for 1999, would have had revenues, margins and income slightly higher than that approved in NIPSCO but well within the range established by Rule 2 filings and the Commission's interpretation of similar language in Section 3(a)(2) of the Act:/2

----------

2/ See, e.g., 1999 Form U-3A-2 filed by Southwestern Energy Company (24% of utility revenues and retail gas sales, on an Mcf basis, from out-of-state), 1997 Form U-3A-2 filed by LG&E Energy Corporation (20.43% out-of-state electric utility sales, on a Kwh basis), and 1997 Form U-3A-2 filed by MidAmerican Energy Holdings Company (31.98% out-of-state electric utility sales, on a Kwh basis, and 17.36% out-of-state utility customers). In addition, the Commission, in Houston Industries Inc., Holding Co. Act Release No. 26744 (July 24, 1997), found that a holding company which receives approximately one-third of its utility operating revenues from a subsidiary company is still "predominantly" a public-utility company within the meaning of Section 3(a)(2) of the Act.


----------

                Measure                               VECTREN/VUHI


Gross Operating Revenues                                21.3%
Operating Margin                                        16.6%
Utility Operating Income                                20.6%

On a corporate basis, Indiana Gas will be the only subsidiary with out-of-state utility operations. The contributions of revenues, margins and income by the Ohio operations of Indiana Gas, on a pro forma basis for 1999, would have been slightly higher than that approved in NIPSCO but well within the range established by Rule 2 filings and the Commission's interpretation of similar language in Section 3(a)(2) of the Act:


                Measure                            Indiana Gas Values
Gross Operating Revenues                                 19.3%
Operating Margin                                         17.0%
Utility Operating Income                                 22.5%


     c. "Unless and Except" Clause Considerations

     As noted above, notwithstanding an applicant's compliance with the objective requirements of Section 3(a)(1), the Commission can deny or condition an exemption, "insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers." In assessing this standard, the Commission has traditionally focused on the presence of state regulation on the theory that federal intervention is unnecessary when state control is adequate. See, e.g., KU Energy Corp., Holding Co. Act Release No. 25409 (Nov. 13, 1991); CIPSCO Inc., Holding Co. Act Release No. 25212 (Sept. 18,
1990). The proposed Acquisition will have not have an adverse effect on VECTREN's existing electric and gas operations, or on the way that rates are regulated by the Indiana and Ohio Commissions, or the ability of those commission to effectively regulate the operations of the Vectren utility subsidiaries.

     Chapter 6 of the 1995 Report on The Regulation of Public-Utility Holding Companies (the "1995 Report") discusses the background and administration of the

Act's exemptive provisions and explains that: "Congress subjected holding companies to the requirements of the Act because meaningful state regulation of their abuses was often obstructed by their control of subsidiaries in several states and by the constitutional doctrines limiting state economic regulation." Id. at 109, note 4. The legislative history makes clear that exemptions from registration are available where the holding company is susceptible to effective state regulation or is otherwise not the type of company at which the Act was directed. See Sen. Rep. No. 621, 74th Cong., 1st Sess. (1935).

     Both of those factors are present in this matter. As noted above, the Ohio Commission has made extensive findings about its ability to protect consumers in the context of this particular transaction, and the Indiana Commission has issued a letter similarly addressing these concerns, particularly with respect to the question of cross-subsidization. In matters involving exempt holding companies, the SEC has traditionally given great deference to the views of the affected state regulators. In NIPSCO, for example, the Commission noted that:

          Each of Bay State's and Northern's regulators made the finding aware of the fact that, if we approved the application, Bay State and Northern would be owned by an out-of-state holding company exempt from registration under the Act. The Commission has given weight to a state's judgment concerning its ability to exercise effective regulatory control (emphasis added).

NIPSCO./3

----------

3/ The NIPSCO order cited Wisconsin Energy Corp., Holding Co. Act Release No. 24267 (Dec. 18, 1996) ("the judgment of a state's legislature and public service commission as to what will benefit their constituents is entitled to considerable deference when not in conflict with the policies of the Act"); Northern States Power Co., 36 S.E.C. 1, 8 (1954) ("The considered conclusion of the local authorities, deriving their power from specific State legislation, should be given great weight in determining whether the public interest would in fact be adversely affected . . . ."), cited with approval in Houston Industries,
Inc., Holding Co. Act Release No. 26744 (July 24, 1997).

----------

     Of interest here, the Ohio Commission specifically cited the experience of the Indiana Commission and the absence of regulatory abuses as a basis for its finding that the proposed structure "is reasonable, will not adversely affect the public utility company's customers, is in the public interest, and should be approved":

          We also find that [Indiana Gas] has sufficiently demonstrated the requisite experience and capabilities to operate and manage gas assets in Indiana, where it operates a gas utility serving some 500,000 customers and is considered by the Indiana Utility Regulatory Commission to have solid management, finances, and operations.

In the Indiana Letter, that Commission similarly advised the SEC that:

          the [Indiana] Commission believes that it has the jurisdiction to monitor the activities of Indiana Gas to ensure that cross-subsidization between Indiana Gas and [OhioCo] or any other affiliate does not occur.

               The foregoing opinion is given with the understanding that Vectren's Indiana and Ohio utility businesses will be separately operated and that Indiana Gas and [OhioCo] will not be merged into a single company. * * *

               Finally, the [Indiana] Commission advised that Indiana Gas has operated in Indiana as a gas utility continuously since 1945 and under our regulatory purview.

Further, exemption of Vectren will not give rise to any of the evils that the Act was intended to address. Vectren is a publicly held company subject to continuous reporting requirements under the other federal securities laws. A transaction that links two adjacent companies in a narrowly defined geographic area does not create a problem of "scatteration" for purposes of the Act. As explained more fully in the discussion under Section 10(c)(2), supra, the proposed Transactions will tend toward the economic and efficient development of an integrated public-utility system.

     Concerning the structure of the proposed transaction, a helpful comparison can be drawn to the Commission's decision in KU Energy Corporation, Holding Co. Act Release No. 25409 (Nov. 13, 1991). In that matter, KU Energy Corporation merged its Virginia subsidiary, Old Dominion Power Company, into its Kentucky subsidiary company, Kentucky Utilities Company, and then incorporated that company (Kentucky Utilities) in Virginia, as well as in Kentucky, in connection with its request for an order of exemption under Section 3(a)(1). Although the order is silent as to the reason for the restructuring and dual incorporation, there is a discussion of the KU Energy case in the 1995 Report:

          In some instances, [an overly strict reliance on size as a proxy for effective state regulation] has created practical difficulties unrelated to the abuses that the Act was intended to address. In 1988, for example, Kentucky Utilities Company sought SEC approval for a restructuring that would establish a holding company over its utility operations. Under SEC precedent, it was unclear whether an out-of-state utility subsidiary that contributed approximately 7 percent of Kentucky Utilities' consolidated utility revenues could be disregarded as an immaterial subsidiary for purposes of section 3(a)(1). Before an exemption was granted, nearly three years later, the company was required to merge its operations into a single utility company that was then incorporated in two states.

1995 Report at 111-112. In a footnote, the report explained the mechanics of the transaction:

          Kentucky Utilities Company, a Kentucky public-utility company and exempt holding company, merged with its Virginia subsidiary public-utility company, thereby mooting the materiality issue under section 3(a)(1). The company then incorporated in Virginia, as well as in Kentucky, in order to satisfy the [domestic incorporation] requirements of Virginia law.

Id. at 112, note 23.

     In the 1995 Report, the Division recommended that the Commission apply more liberal standards for exemption, where the affected states agree. The Commission implemented this recommendation in 1997, when it granted an order of exemption under Section 3(a)(2) in connection with the merger of Houston Industries Inc. and NorAm Energy Corp. Houston Industries, Inc., Holding Co. Act Release No. 26744 (July 24, 1997). To secure an exemption post-merger, Houston which was a
Section 3(a)(1)-exempt holding company, merged the holding company into the utility, thereby collapsing the holding company structure. The surviving entity, renamed Houston Industries Incorporated, then acquired NorAm. At the end of the day, the parent Texas utility had as its subsidiary, NorAm, a gas company with operations in six states.

     It must be emphasized that, in moving from a Section 3(a)(1) to a Section 3(a)(2) structure, Houston surrendered all of the structural and financial benefits -- including separation of regulated and nonregulated operations, efficiencies in financings and transparency for regulatory purposes -- that are the hallmarks of the traditional holding company structure. The sole purpose for this structure was to enable Houston Industries Incorporated to qualify for exemption under Section 3(a)(2) of the Act. The Commission did not challenge the applicant's choice of corporate structures but, instead, tested the chosen structure against the standards of the Act. In particular, the Commission noted that:

          There appears to be little possibility in this case that the holding company structure will be used to evade state and local regulation, or that regulation under the Act is needed to supplement state regulation in order to prevent detriment to the interests protected by the Act.

               Various state and local regulatory bodies that have continuing jurisdiction over the utility operations of Houston and NorAm have formally authorized the proposed business combination. All were aware that Houston was seeking an exemption from most provisions of the Act. In each case where a specific finding to the effect that the transaction is consistent with, or not opposed to, the public interest was required, such a finding was made. The Commission traditionally has given great weight to the views of the states in this regard.

Footnote omitted. In this matter as well, there is nothing to suggest that the holding company structure will be used to evade state and local regulation, or that regulation under the Act is needed to supplement state regulation in order to prevent detriment to the interests protected by the Act. In particular, both Ohio and Indiana have continuing jurisdiction over the utility operations of Indiana Gas and OhioCo. Both were aware that Vectren was seeking an exemption from most provisions of the Act. Both have stated their comfort with the proposed arrangement. Consistent with Houston Industries, NIPSCO and the cases cited therein, the Applicants urge the Commission to give "great weight to the views of the states in this regard."

     Finally, a question has arisen whether the Commission should look behind the form and analyze the Vectren transaction as if the DP&L Gas Assets were held by a single subsidiary, ignoring the actual structure in which Indiana Gas and OhioCo will hold undivided interests in the assets in a tenancy in common. While there is not a case directly on point, the Commission's treatment of Bay State Gas Company and its wholly-owned subsidiary, Northern Utilities, Inc., in the NIPSCO decision indicates that the SEC will respect the corporate forms absent some evidence of abuse. At issue in that matter was whether NIPSCO would qualify for exemption under Section 3(a)(1). Bay State and Northern were both out-of-state subsidiaries. But for the fact that Northern was wholly-owned by

Bay State, the procedure would have been clear: the Commission would analyze the subsidiaries separately, to determine if either was "material" and then, consider the combined effect of all out-of-state operations to see if the combined system would be "predominantly and substantially" intrastate.

     Because Northern was wholly-owned by Bay State, however, the Commission could have "looked through" Bay State and count Bay State and Northern as a single subsidiary for purposes of "materiality" under Section 3(a)(1), consistent with the concept of "direct or indirect" that pervades the statute. The fact that the Commission did not take this additional step indicates that the SEC will not look behind the form of a proposed transaction absent some evidence of financial or regulatory abuse.

     As discussed previously, there are appropriate safeguards in this matter to ensure that the proposed structure will not be detrimental to the public interest or the interest of investors or consumers, the "protected interests" under the Act. Indiana Gas, SIGECO and Community are subject to broad regulation as to rates and other matters, including affiliate transactions, by the Indiana Commission. After the acquisition of the DP&L Assets, the gas distribution system jointly owned by OhioCo and Indiana Gas (the "Ohio System") will be subject to broad regulation as to rates and other matters by the Ohio Commission.

     In approving the acquisition, the Ohio Commission expressly noted that the transaction structure was intended to help Vectren maintain its exempt status. The Indiana Commission has similarly indicated its comfort with the proposed arrangement. Further, there are a number of safeguards in place to ensure against cross-subsidization or other detriment to the protected interests. Under the proposed structure, utility and nonutility financings will be done through separate subsidiaries of the parent holding company. Financings for the nonutility activities are done by Vectren Capital Corp., a first-tier nonutility subsidiary of Vectren, while financings for the utilities will be done by VUHI, the new intermediate utility holding company. Although the nonutility financings are backed by a parent support agreement, there is no recourse to utility assets or stock in the event of a nonutility default.

     The ability to finance utility operations at the VUHI level should further shield the utility operations from any risks that may be associated with the nonutility activities. The Ohio and Indiana Commissions have jurisdiction over all issuances of equity and debt with a maturity of one year or more. To the extent that Indiana Gas is now dually incorporated, it will require the approval of both Ohio and Indiana for equity and long-term debt financings. Thus, the proposed structure will result in more regulation, not less.

     Finally, as noted by the Indiana Commission, Indiana Code 8-1-2-49 requires that Indiana Gas must file any contract between it and Vectren and/or OhioCo. That section, in pertinent part, provides that "[i]f it be found that any such contract is not in the public interest, the [Indiana] Commission after investigation and hearing is authorized to disapprove such contract." While Ohio does not have a statute that specifically governs affiliate transactions, it can address these types of issues through codes of conduct and traditional ratemaking proceedings. Further discussion of the regulation of the Vectren system is contained in the discussion of Utility Regulation, supra.

     The structural protections, the degree and quality of other regulation and the absence of any holding company abuses all tend to establish that the proposed structure will not be detrimental to the "protected interests." Nor would the grant of an exemption in this matter preclude the ability of the Commission to deny the exemption in a subsequent matter if it appeared that the

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

exemption would prove detrimental to the protected interests. There are a number
of  ways  in  which  this  matter  could  be   distinguished   from   subsequent
nonconforming filings.

     o First, there is no evidence of past problems. Indeed, the Ohio Commission expressly focused on the company's positive experience with the Indiana Commission, in determining to approve the acquisition of the DP&L gas assets.

     o Second, each of the affected state regulators has specifically addressed the particular structure and concluded that it would not impair the regulator's ability to protect consumers.

     o Third, there is no scatteration of utility properties. As explained more fully in the discussion under Section 10(c)(2), supra, the gas utility services territories of Indiana Gas and DP&L actually adjoin.

     o Fourth, in the event that a holding company would try to use this type of structure to evade regulation under the Act, there is a natural limit. Notwithstanding the number of subsidiaries that may be used to avoid "materiality", the total amount of out-of-state operations must be counted for purposes of determining whether the system as a whole is "predominantly and substantially" intrastate.

     o Fifth, the Commission always has the authority under the "unless and except" clause to condition or deny an exemption that it finds to be detrimental to the protected interests. This point is well-illustrated by the Commission's decisions denying orders of exemption in Cities Service Co., 8 S.E.C. 318
(1940), and Electric Bond and Share Co., 33 S.E.C. 21 (1952),  even though those

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

companies met the objective requirements for exemption. As the Commission explained in a recent matter

          In those cases, there was both an attempt to evade section 3(a)(3) . . . and a history, and future likelihood, of abuses the Act was intended to prevent. In each of these cases, the Commission determined that the applicant was essentially the type of company at which the purposes of the Act were directed and noted that the exemption would have been denied under the unless and except clause, even if the applicant had satisfied all the objective criteria for exemption.

AES Corporation, Holding Co. Act Release No. 27063, note 44 (Aug. 20, 1999) (emphasis added).

     Accordingly, the Commission should find that sufficient safeguards exist under state law to ensure that no potential adverse consequences will result from the proposed Transactions, and that Vectren and VUHI are entitled to orders of exemption under Section 3(a)(1) of the Act.

ITEM 4. REGULATORY APPROVAL.

     Set forth below is a summary of the regulatory approvals that will be obtained in connection with the acquisition.

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

(1) Antitrust

     The acquisition is subject to the requirements of the Hart-Scott-Rodino Act and the rules and regulations thereunder, which provide that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission, and until certain waiting periods have been terminated or have expired. Vectren and DP&L filed their notifications on March 16, 2000. Thereafter, as noted above, the Antitrust Division issued second requests to Vectren and DP&L. After Vectren and DP&L responded to the requests, the Antitrust Division closed its investigation.

     If the acquisition is not completed within twelve months after the expiration or termination of the waiting period, Vectren and DP&L would be required to submit new notices to the Antitrust Division and the FTC and a new waiting period would have to expire or be terminated before the acquisition could be completed.

     (2) Federal Energy Regulatory Commission

     As noted earlier, the FERC has approved the intermediate holding company transaction.

     (3) State Regulatory Approval

     The Ohio Commission has authorized the acquisition of the DP&L Assets. See Exhibits D-1.3, the Ohio Order.

ITEM 5. PROCEDURE.

     The Commission is respectfully requested to issue and publish not later than August 25, 2000 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than September 19, 2000 by which comments may be entered and a date not later than September 19, 2000 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

     Vectren believes that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed acquisition. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

Exhibits

A-1      Vectren   Corporation's   Articles  of   Incorporation   and   By-Laws,
         incorporated by reference to SEC Form S-4, File No. 333-90763, November 12, 1999.

A-2      Constituent documents of VUHI.

B-1 Agreements governing the Acquisition, incorporated by reference to SEC Form 8-K, File No. 001-15467, December 28, 1999.

D-1.1    Joint Petition to the Ohio Commission, dated March 20, 2000.

D-1.2    Supplement to Joint Petition to the Ohio Commission, dated June 8,
         2000.

D-1.3    Order of the Ohio Commission.

D-1.4    Letter from Indiana Commission

D-2.1    FERC application.

D-2.2    FERC Order.

E-1 Map of proposed combined service territory (filed in paper format on Form SE).

F-1      Opinion of counsel - Vectren Corporation

F-2 Past tense opinion of Vectren Corporation's counsel (to be filed by amendment).

H-1      Vectren's 1999 Annual Report, incorporated by reference to SEC
         Form 10-K, File No.      001-15467, March 30, 2000.


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


H-2 1999 Form U-3A-2 for Indiana Energy, Inc., incorporated by reference to SEC File No. 69-00312, March 1, 2000.

H-3 1999 Form U-3A-2 for SIGCORP, Inc., incorporated by reference to SEC File No. 69-00397, February 29, 2000.

H-4 DP&L's 1999 Annual Report, incorporated by reference to SEC Form 10-K, File No. 001-02385, March 31, 2000.

I-1       Proposed Form of Notice.

J-1 Section 3(a)(1) financial projections (CONFIDENTIAL TREATMENT, filed under Form SE).

J-2 Section 10(b)(3) financial projections (CONFIDENTIAL TREATMENT, filed under Form SE).

Financial Statements

FS-1 Vectren Corporation's Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statement of Income for the 12 months ending
          December 31, 1999, the 12 months ended June 30, 2000 and projected data for 2000, 2001 and 2002 (CONFIDENTIAL TREATMENT, filed under Form
          SE).

FS-2 Vectren Corporation's Consolidated Balance Sheet and Statement of Income for the quarter ended March 31, 2000, incorporated by reference to SEC Form 10-Q, File No. 001-15467, May 15, 2000.

FS-3 DP&L's Consolidated Balance Sheet and Statement of Income for the quarter ended March 31, 2000, incorporated by reference to SEC Form 10-Q, File No. 001-02385, May 15, 2000.

FS-4 Vectren Corporation's Consolidated Balance Sheet and Statement of Income for the year ended December 31, 1999, incorporated by reference to SEC Form 10-K, File No. 001- 15467, March 30, 2000.

FS-5 DP&L's Consolidated Balance Sheet and Statement of Income for the year ended December 31, 1999, incorporated by reference to SEC Form 10-K, File No. 001-02385, March 31, 2000.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     The acquisition neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the acquisition will not result in changes in



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

the operations of DP&L that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized. The signature of the applicants, through the undersigned, is restricted to the information contained in this application which is pertinent to the instant application.

Date:  October 4, 2000                /signed/
                                      --------
                                     Ronald E. Christian
                                     Senior Vice President, General Counsel
                                     and Secretary

                                   Appendix A

             List of Vectren Corporation's Non-Utility Subsidiaries

     1. Vectren Utility Holdings, Inc. is a holding company that provides environmental and other services to Vectren's utility companies.

     2. Vectren Generation Services, Inc. is an intermediate holding company under Vectren for Southern Indiana Minerals, Inc. and Vectren Fuels, Inc.

     3. Southern Indiana Minerals, Inc. processes and markets coal combustion by-products.

     4. Vectren Fuels, Inc. owns and operates coal mining properties, including a one-hundred percent (100%) ownership interest in Cypress Creek Mine, Inc., Prosperity Mine, LLC and Cypress Creek Mine, LLC and a ninety-nine percent (99%) ownership interest in SFI Coal Sales, LLC.

     5. Vectren Foundation, Inc. is a non-profit corporation under Vectren, which makes contributions to organizations and communities in which Vectren provides utility services.

     6.  Vectren  Resources,   LLC  primarily  provides  information  technology
resources to Vectren and its subsidiaries.

     7. Vectren Capital Corp., and its direct subsidiary, IEI Capital Corp., are financing vehicles for Vectren's non-regulated subsidiaries.

     8. Vectren Enterprises, Inc. is a intermediate holding company for five non-regulated businesses: Vectren Communications, Inc., Vectren Energy Services, Inc., Vectren Financial Group, Inc., Vectren Utility Services, Inc. and Vectren Ventures, Inc.

     9.  Vectren   Communications,   Inc.  is  a  holding  company  for  SIGCORP
Communications Services, Inc., which conducts communications-related strategic initiatives.

     10. SIGECO Advanced Communications, Inc. holds Vectren's investment in SIGECOM, Inc. and Utilicom Networks, LLC. Utilicom Networks, LLC is a joint venture between Advanced Communications, Inc. and Utilicom Networks, Inc., which markets and provides enhanced communications services over a high-capacity fiber-optic network in SIGECO's service territory.

     11. Vectren Energy Services, Inc. is an intermediate holding company for Vectren Energy Solutions, Inc., which holds a one-hundred percent (100%) interest in SIGCORP Energy Services, Inc., Energy Systems Group, Inc., Vectren Environmental Services, Inc., Indiana Energy Services, Inc. (dormant) and
SIGCORP Power Marketing, Inc. (dormant), and a fifty percent (50%) ownership interest in ProLiance Energy, LLC.

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

     12. SIGCORP Energy Services, Inc. has a ninety-nine percent (99%) ownership interest in SIGCORP Energy Services, LLC, which provides natural gas, pipeline management and other natural gas related services, through its ownership interest in SIGCORP Gas Marketing, LLC, Ohio Valley Hub, LLC and Signature Energy Management, LLC.

     13. Energy Systems Group, Inc. has a two-thirds ownership interest in Energy Systems Group, LLC, an energy-related performance contracting firm serving industrial and commercial customers.

     14. Vectren Environmental Services, Inc. holds a fifty-one percent (51%) ownership interest in Air Quality Services, LLC, a joint venture created to provide air quality monitoring and testing services to industry and utilities.

     15. ProLiance Energy, LLC provides gas and power to more than 1,000 commercial, industrial, municipal, residential and utility customers.

     16. Vectren Financial Group, Inc. is an intermediate holding company for the following entities: Southern Indiana Properties, Inc., Vectren Synfuels, Inc. and Energy Realty, Inc.

     17. Southern Indiana Properties, Inc. makes investments in real estate, which include: SIP-GT I, Inc., Southwest Lease Capital, Inc., Southern Indiana Joint Ventures, Inc., MCN Equities, Inc. and Joint Ventures Affiliated, Inc.

     18. Vectren Synfuels, Inc. owns a limited partnership in Pace Carbon Synfuels Investors, L.P., which produces and sells coal-based synthetic fuel that qualifies for federal tax credits.

     19. Energy Realty, Inc. invests in real estate and affordable housing, including a ninety-eight percent (98%) ownership interest in BCI Holding Co., LLC.

     20. Vectren Utility Services, Inc. holds investments in non-regulated subsidiaries which provide various services to Vectren, and include Reliant Services, LLC, CIGMA, LLC, IEI Financial Services, LLC and Utility Debt Collectors, Inc. (dormant).

     21. Reliant Services, LLC is an underground locating, construction and meter reading company.

     22. CIGMA, LLC is a regional supplier of materials and integrated supply solutions to the energy market and related industries.

     23.  IEI  Financial  Services,   LLC  performs   third-party   collections,
energy-related equipment leasing and related services.

     24. Vectren Ventures, Inc. invests in energy-related companies and projects and holds the remainder one percent (1%) interests in Vectren Resources, LLC, SIGCORP Energy Services, LLC and IEI Financial Services, LLC.

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